P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

September 7, 2023

VIA EDGAR

Ms. Melissa Kindelan

Ms. Kathleen Collins

Mr. Austin Pattan

Mr. Jeff Kauten

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nvni Group Limited

Registration Statement on Form F-4, as amended (File No. 333-272688)

Ladies and Gentlemen:

We refer to the registration statement on Form F-4, as amended (File No. 333-272688) (the “Registration Statement”) of Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”).

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on September 7, 2023 or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Mayer Brown LLP, by calling Edward S. Best at +1 (312) 701-7100.

Please telephone the undersigned, through counsel, Edward S. Best (at the number set forth above) if you have any questions with respect to the foregoing.

Very truly yours, NVNI GROUP LIMITED

By:	/s/ Pierre Schurmann
Name: Title:	Pierre Schurmann Chief Executive Officer
cc:	Edward S. Best

Mayer Brown LLP